ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 11, 2015	Terry H. Thompson
(212) 596-9719
terry.thompson@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of RGIP, LP (the “ Partnership “) pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1 promulgated thereunder, are the following materials required to be filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 17g-1(g) under the 1940 Act: (i) a copy of the crime policy covering the Partnership to November 6, 2015; (ii) a copy of the unanimous resolutions of the Partnership ‘s managing members approving such policies and the portion of the premium to be paid by the Partnership; and (iii) a copy of the agreement among joint insureds covered governing the criteria by which recoveries under the policies will be allocated among them.

Premiums have been paid through November 6, 2015. The current joint crime policy is in the amount of $5.0 million, which exceeds the amount that would be required if the Partnership were insured under a separate fidelity bond, as opposed to a joint crime policy.

If you have any questions or need any clarification concerning the foregoing or the enclosed, please call the undersigned at (212) 596-9719.

Please acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it in the enclosed postage-paid envelope.

Very truly yours,

/s/ Terry H. Thompson

Terry H. Thompson

Enclosures

cc:	R. Bradford Malt
Ann L. Milner
Erik G. Johnston

CERTIFICATE OF PROPERTY INSURANCE	DATE (MM/DD/YYYY) 07/08/2015

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AFFIRMATIVELY OR NEGATIVELY AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW. THIS CERTIFICATE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S), AUTHORIZED REPRESENTATIVE OR PRODUCER, AND THE CERTIFICATE HOLDER.

if this certificate is being prepared for a party who has an insurable interest in the property, do not use this fonn. Use ACORD 27 or ACORD 28.

PRODUCER Aon Risk Services Northeast, Inc. New York NY office 199 Water Street New York NY 10038-3351 USA	CONTACT NAME:
	PHONE (A/C, No, Ext): (866) 283-7122	FAX (A/C, No): (800) 363-0105
E-MAIL ADDRESS:
PRODUCER CUSTOMER ID#: 570000038347
	INSURER(S) AFFORDING COVERAGE	NAIC #
INSURED RGIP, LP Prudential Tower 800 Boylston Street Boston, MA 02199 USA	INSURER A: The Continental Insurance Company	35289
INSURER B:
INSURER C:
INSURER D:
INSURER E:
INSURER F:

COVERAGES                         CERTIFICATE NUMBER:        570058634186              REVISION NUMBER:

LOCATION OF PREMISES/ DESCRIPTION OF PROPERTY (Attach ACORD 101, Additional Remarks Schedule,if more space is required)

This certificate of Insurance is issued as a matter of information only and does not amend, extend or alter the coverage afforded by policies designated on the certificate.

THIS IS TO CERTIFY THAT THE POLICIES OF lNSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED, NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

INSR LTR	TYPE OF INSURANCE			POLICY NUMBER	POLICY EFFECTIVE DATE (MM/DD/YYYY)	POLICY EXPIRATION DATE (MM/DD/YYYY)	COVERED PROPERTY		LIMITS
		PROPERTY						BUILDING
	CAUSES OF LOSS		DEDUCTIBLES					PERSONAL PROPERTY
		BASIC	BUILDING					BUSSINESS INCOME
		BROAD	CONTENTS					W/O Extra Expense
		SPECIAL						EXTRA EXPENSE
		EARTHQUAKE						RENTAL VALUE
		WIND						BLANKET BUILDING
		FLOOD						BLANKET PERS PROP
BLANKET BLDG & PP

		INLAND MARINE		TYPE OF POLICY
CAUSES OF LOSS
		NAMED PERILS		POLICY NUMBER

A	X	CRIME		596518236	11/06/2014	11/06/2015	X	Aggregate Limit (for	$5,000,000
	TYPE OF POLICY			Crime
Crime - Primary

BOILER & MACHINERY /
EQUIPMENT BREAKDOWN

SPECIAL CONDITIONS / OTHER COVERAGES (Attach ACORD 101, Additional Remarks Schedule, if more space is required)

CERTIFICATE HOLDER	CANCELLATION
Managing Members of RGIP, LP c/o Ropes & Gray, LLP 800 Boylston Street Boston, MA 02199-3600 USA	SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, NOTICE WILL BE DELIVERED IN ACCORDANCE WITH THE POLICY PROVISIONS.
AUTHORIZED REPRESENTATIVE

© 1995-2009 ACORD CORPORATION. All rights reserved. ACORD 24 (2009/09) The ACORD name and logo are registered marks of ACORD

Ropes & Gray, LLP

Schedule of Insurance

November 6, 2014 - November 6, 2015

Company Policy Number Policy Period	Coverage	Limit	Premium

Federal Insurance Company 3588-73-92	COMMERCIAL PACKAGE POLICY		$398,042
11/6/2014 - 11/6/2015

Office Locations:

1) 1211 Avenue of the Americas New York, NY 10036

2) 700 12th Street Washington, DC 20005

3) 191 North Wacker Drive Chicago, IL 60606

4) 1900 University Avenue, Suite 600 East Palo Alto, CA 94303

5) 800 Boylston Street, Prudential Tower Boston, MA 02199

6) Three Embarcadero Center San Francisco, CA 94111

7) 260 Locke Drive Marlborough, MA 01752

8) 610 Opperman Drive Eagan, MN 55123

9) Yusen Building, 2nd Floor, Marunouchi 2-3-2 Chiyoda-ku, Tokyo, Japan

10) 5 New Street Square, 5th FI. London, UK

11) Units 05, 06, 07 and 08 of 36/F, Park Place Office Building, No. 1601 Nan Jing Road (w), Jing an District, Shanghai, PRC

12) 41st Floor, One Exchange Square, 8 Connaught Place, Central, HK

13) 21 F Posco P&S Tower, 735-3 Yenksam Dong, Gangam-GU, Seoul, Skor

14) Marunouchi, 2-7-2 Chiyoda-KU, 30th Floor,

JP Tower, Tokyo, Japan

	Blanket Property Loc: 1-6	$246,434,389
	Blanket Business Income Loc: 1-6	$100,000,000
	Blanket Fine Arts Loc: 1-6	$4,871,435
	Blanket Business Income (Ingress/Egress) Loc: 1-6	$5,000,000
	Blanket Accounts Receivables Loc: 1-6	$20,000,000
	Blanket Property Loc: 9-14	$24,201,280
	Blanket Business Income Loc: 9-13	$7,000,000
	Blanket Loss of Utilities Loc: 1-6	$10,000,000
	Blanket Loss of Utilities Loc: 9-13	$1,000,000
	Earthquake Loc: 1-3, 5, 7, 8	$25,000,000
	Flood Loc: 1-8	$25,000,000
	Property Blanket Limit of Insurance (Automatic blanket limit applies but is not limited to the following) Accounts Receivable Electronic Data Processing Property Leasehold Interest – Bonus Payment, Prepaid Rent, Sublease Profit, Tenants’ Lease Interest Leasehold Interest – Electronic Date Processing Equipment Leasehold Interest – Undamaged Tenants’ Improvements & Betterments Non-Owned Detached Trailers Outdoor Trees, Shrubs, Plants or Lawns Pair and Set Personal Property of Employees Physical Evidence Public Safety Service Charges Valuable Papers	$1,000,000

1 of 4

Ropes & Gray, LLP

Schedule of Insurance

November 6, 2014 - November 6, 2015

Company Policy Number Policy Period	Coverage	Limit	Premium
	General Liability
	General Aggregate Limit – per location	$2,000,000
	Each Occurrence Limit	$1,000,000
	Damage to Premises Rented to You – any one premises	$1,000,000
	Medical Expenses Per Person	$10,000
	Personal and Advertising Injury Limit	$1,000,000
	Employee Benefits Liability	Claims Made Form
	Each Employee Limit	$1,000,000
	Aggregate Limit	$1,000,000
	Deductible – Each Claim	$1,000
	Retroactive Date	November 6th, 2007

Arch Specialty Insurance Company	EXCESS EARTHQUAKE - CALIFORNIA		$75,000
ESP7301734-00	Limit of Liability	$4,000,000
11/6/14 - 11/6/15	Excess of	$1,000,000

Federal Insurance Company	BUSSINESS AUTOMOBILE		$2,084
7354-97-90	Combined Single Limit	$1,000,000
11/6/14 - 11/6/15	Hired Auto Physical Damage
	Comprehensive Deductible	$1,000
	Collision Deductible	$1,000

Pacific Indemnity Company	WORKERS’ COMPENSATION		$418,924
7173-32-14	Workers’ Compensation	Statutory
11/6/14 - 11/6/15	Employers Liability
	Bodily Injury by Accident	$500,000
	Bodily injury by Disease	$500,000
	Bodily injury by Disease	$500,000

Federal Insurance Company	LOCAL JAPAN		1,557,218 JPY
92841212 - Property
92841213 - Business Interruption	Property
92825234 - Liability	Personal Property	$463,000
92858326 - Employers’ Liability	Improvements and Betterments	$1,924,000
11/6/14 - 11/6/15	Computer Equipment	$990,000
	Fine Arts	$89,511
	Total by Location	$3,466,511
	Business Interruption	$250,000
	Premise Liability	$1,000,000
	Employers’ Liability	$1,000,000

Chubb Insurance Co. of Europe SE	LOCAL LONDON		$37,179
2832-27-00	Property
11/6/14 - 11/6/15	Personal Property	$1,500,000
	Improvements and Betterments	$1,800,000
	Computer Equipment	$1,000,000
	Fine Arts	$168,974
	Total by Location	$4,468,974

	Business Interruption	$250,000

	Liability
	Public Liability	$1,000,000
	Product Liability	$1,000,000

	Employers’ Liability
	Per Occurrence Limit	€10,000,000
	Per Occurrence Limit attributable to terrorism	€5,000,000

2 of 4

Ropes & Gray, LLP

Schedule of Insurance

November 6, 2014 - November 6, 2015

Company Policy Number Policy Period	Coverage	Limit	Premium
Chubb Insurance (China) Co.	LOCAL CHINA		111,197 CNY
93508730 - Property	Property
93518282 Liability	Personal Property	$750,000
93511286 Employers
Liability	Improvements and Betterments	$1,500,000
11/6/14 - 11/6/15	Propery of Others	$50,000
	EDP Hardware	$600,000
	Fine Arts	$86,600
	Total by Location	$2,986,600
	Business Interruption	$250,000
	Premise Liability	$1,000,000
	Employers Liability
	Death	36 Months Salary
	Disablement	48 Months Salary
	Temporary Disablement	70% Salary - 52 Weeks
	Medical Expenses	RMB 10,000/person
	Employers Liability	RMB 1,000,000
	Limit of Indemnity - Aggregate	RMB 1,350,000
Federal Insurance Company	LOCAL HONG KONG		$13,428
92545055	Employers Liability	$1,000,000
11/6/14 - 11/6/15
	Package (Property & General Liability)
Chubb Group of Insurance Co.	LOCAL SOUTH KOREA		3,220,222.50 KRY
92717579	Property
11/6/14 - 11/6/15	Personal Property	$250,000
	Improvements and Betterments	$600,000
	EDP Hardware	$600,000
	Fine Arts	$77,150
	Total by Location	$1,527,150
	Business Interruption	$250,000
	Liability
	Premise Liability - per occurrence	$1,000,000
	Product Liability - per occurrence	$1,000,000
	Employers Liability
	Any one person	KRW 500,000
	Any one occurrence	KRW 1,000,000
Federal Insurance Company	UMBRELLA LIABILITY		$52,500
7986-35-89	Aggregate – Per Location	$50,000,000
11/6/14 - 11/6/15	Each Occurrence Limit	$50,000,000

National Surety Corporation			$15,000
SHX00057965683	Limit of Liability	$15,000,000
11/6/14 - 11/6/15	Excess of	$50,000,000
	COMMERCIAL WRAP		$10,223
Federal Insurance Company	Kidnap, Ransom, & Extortion
8207-94-28	Special Coverage	$5,000,000
11/6/14 - 11/6/15	Custody	$5,000,000
	Expense	$5,000,000
	Accidental Loss	$5,000,000
	Workplace Violence	$2,000,000

3 of 4

Ropes & Gray, LLP

Schedule of Insurance

November 6, 2014 - November 6, 2015

Company Policy Number Policy Period	Coverage	Limit	Premium
Continental Insurance Company	PRIMARY CRIME		$38,603
596518236	Partner or Employee Theft	$15,000,000
11/6/14 - 11/6/15	Theft Disappearance & Destruction	$15,000,000
	Forgery or Alteration	$15,000,000
	Robbery or Safe Burglary - Property Other Than Money	$15,000,000
	Computer Systems Fraud	$15,000,000
	Destruction of Data or Programs	$15,000,000
	Money Order & Counterfeit Currency - worldwide	$15,000,000
	Wire Transfer with Voice Plus	$15,000,000
	Claims Expense	$100,000
Axis Insurance Company	EXCESS CRIME (2ND LAYER)		$25,041
MNN784184/01/2014
11/6/14 - 11/6/15	Limit of Liability	$10,000,000
	Excess of	$15,000,000
Great American Insurance Company	EXCESS CRIME (3RD LAYER)		$14,450
XSC 400-73-74-00
11/6/14 - 11/6/15	Limit of Liability	$10,000,000
	Excess of	$25,000,000
“This insurance document is furnished to you as a matter of information for your convenience. It only summarizes the listed policy(ies) and is not intended to reflect all the terms and conditions or exclusions of such policy(ies). Moreover, the information contained in this document reflects coverage as of the date of this summary as shown below and does not include any subsequent changes. This document is not an insurance policy and does not amend, alter or extend the coverage afforded by the listed policy(ies). The insurance afforded by the listed policy(ies) is subject to all the terms, exclusions and conditions of such policy(ies).

4 of 4

RGIP, LP

Action by Written Consent of Managing Members

The undersigned being all of the managing members of RGIP GP, LLC the sole general partner of RGIP, LP, a Delaware limited partnership (the “Partnership”), hereby consent to the following actions and adopt the following votes:

VOTED:	That after considering all relevant factors, the naming of the Partnership as a named insured under the crime insurance policy issued by the Continental Insurance Company to Ropes & Gray LLP and the other insureds named thereunder for the one year period commencing on November 6, 2014 in the amounts listed on Annex A for an annual premium of
$78,994 (the “Policy”), the Partnership’s share of the premium being $0.00, is approved and ratified.

VOTED:	That the amount, type, form and coverage of the Policy are approved.

VOTED:	That the participation by the Partnership in the Policy is in the best interests of the Partnership.

VOTED:	That the proposed premium for the Policy coverage described above allocated to the Partnership is fair and reasonable to the Partnership.

VOTED:	That the form, terms and provisions of the Agreement Among Joint Insureds, in the form furnished to the Managing Members of the Partnership are approved.

VOTED:	That Terry H. Thompson, in his capacity as a vice president of the Partnership, is designated as the officer of the Partnership who shall make the filings and give the notices required by Rule 17g-1(g) under the Investment Company Act of 1940, as amended.

/s/ R. Bradford Malt
R. Bradford Malt

/s/ Ann L. Milner
Ann L. Milner

/s/ Alfred O. Rose
Alfred O. Rose

Dated: As of August 31, 2015

Annex A

Partner or Employee Theft Coverage	$15,000,000
Premises Coverage	$15,000,000
Transit Coverage	$15,000,000
Depositors Forgery Coverage	$15,000,000
Computer Theft of Merchandise Coverage	$15,000,000
Investigative Costs Coverage	$100,000
Credit Card Forgery	$100,000
Money Orders and Counterfeit Currency Charges	$15,000,000

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT made as of November 6, 2014 by and among RGIP, LP, a Delaware limited partnership (the “Partnership”), the entities listed as signatories below and each person or entity that becomes a party hereto pursuant to Section 2 (collectively with the Partnership the “Insureds”).

WHEREAS, the Insureds are named insureds under a crime insurance policy issued by Continental Insurance Company (the “Insurer”), as amended, endorsed, extended or restated from time to time (the “Policy”);

WHEREAS, the Insureds desire to establish the criteria by which recoveries under the Policy shall be allocated among them;

NOW, THEREFORE, it is agreed as follows:

1. In the event that the claims of loss of the Insureds under the Policy are so related that the Insurer is entitled to assert that the claims must be aggregated, the Partnership shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured policy with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended.

2. Each person or entity who becomes a named insured under the Policy may become a party to this Agreement by executing a joinder to this Agreement in substantially the form of Exhibit A and delivering it to Ropes & Gray LLP on behalf of itself and each other Insured c/o Ropes & Gray LLP, 800 Boylston St, Prudential Tower, Boston, Massachusetts 02199-3600, Attention: Chief Financial Officer.

IN WITNESS WHEREOF, the parties initially party hereto have executed this Agreement as of the date first above written.

RGIP, LP By RGIP GP, LLC

By:	/s/ Ann L. Milner
Managing Member - ANN L. MILNER

ROPES & GRAY LLP

By:	/s/ R. Brad Malt
Partner R. BRAD MALT

ROPES & GRAY INTERNATIONAL LLP

By:	/s/ R. Brad Malt
Partner R. BRAD MALT

EXHIBIT A

JOINDER

The undersigned, which is a named insured under a crime policy issued by                     , hereby agrees to be a party to the Agreement Among Joint Insureds dated as of             ,             , as from time to time in effect, among RGIP, LP and the other parties from time to time party thereto with the same force and effect as if it was a signatory thereto and was expressly named therein.

[Name of Entity/Person]

By
Title:

Dated:                                 ,

RGIP, LLC

Action by Written Consent of Managing Members

The undersigned being all of the managing members of RGIP GP, LLC the sole general partner of RGIP, LP, a Delaware limited partnership (the “Partnership”), hereby consent to the following actions and adopt the following votes:

Election of Officers

VOTED:	That the following officers be and they hereby are elected to hold the offices set out beside their respective names with such duties and authorities as may be designated from time to time by the Managing Members, each to hold office until his death, resignation or renewal for any reason with or without cause:

	Name	Office

	Alyson B. G. Allen	Assistant Vice President
	Kelly N. Dunphy	Assistant Vice President
	Joel F. Freedman	Assistant Vice President
	Erik G. Johnston	Assistant Vice President
	James C. Spellman	Assistant Vice President
	Terry H. Thompson	Vice President

Authorized Persons

VOTED:	That each of the following officers of the Partnership are authorized to have access to the securities of the Partnership provided that such officer shall be accompanied by any Managing Member, any other such authorized officer of RGIP, or any employee of Ropes & Gray LLP who has been authorized by the Managing Members to have access to the securities of the Company:

Kelly N. Dunphy Erik G. Johnston

VOTED:	That each of the following employees of Ropes & Gray LLP are authorized to have access to the securities of the Partnership provided that such employee accompanied by any Managing Member or by any officer of the Partnership who has been authorized by the Managing Members to have access to the securities of the Company:

Pamela Elcock Katherine M. Kennedy Dan McNeil Vasilika Pavli

Verification of Securities

VOTED:	That the following persons, as employees of Ropes & Gray LLP, be and hereby are authorized to verify together by actual examination, on a quarterly basis, the securities and similar investments of the Partnership in accordance with the provisions of the Company’s Order Under Sections 6(b) and 6(e) of the Investment Company Act of 1940:

Kelly N. Dunphy Erik G. Johnston Katherine M. Kennedy Vasilika Pavli

/s/ R. Bradford Malt
R. Bradford Malt

/s/ Ann L. Milner
Ann L. Milner

/s/ Alfred O. Rose
Alfred O. Rose

Dated: As of August 31, 2015